Exhibit 21

SUBSIDIARIES OF PROTECTIVE INSURANCE CORPORATION

NAME	STATE OR JURISDICTION OF ORGANIZATION OR INCORPORATION
Protective Insurance Company	Indiana

Sagamore Insurance Company (1)	Indiana

Protective Specialty Insurance Company (1)	Indiana

B&L Insurance, Ltd.	Bermuda

B&L Brokerage Services, Inc.	Indiana

B&L Management, Inc.	Indiana

(1)	Wholly-owned subsidiary of Protective Insurance Company